SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 2)

West Metro Financial Services, Inc.

(NAME OF THE ISSUER)

West Metro Financial Services, Inc.

West Metro Facilitation, Inc.

J. Michael Womble

Johnny L. Blankenship

William A. Carruth, Jr.

Harold T. Echols

John F. Hall

Kathy Hulsey

G. Wayne Kirby

Claude K. Rainwater

James C. Scott, Jr.

Joey Tidwell

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

954401 10 5

(CUSIP Number of Class of Securities)

J. Michael Womble

President and Chief Executive Officer

West Metro Financial Services, Inc.

P. O. Drawer 1190

68 First National Drive

Dallas, Georgia 30157

(770) 505-5107

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Michael N. White

Martin Snow, LLP

240 Third Street

P. O. Box 1606

Macon, Georgia 31202

(478) 749-1700

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$411,368	$52.12

(1)	The filing fee was determined based upon the product of (a) the 35,010 shares of common stock estimated to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $11.75 per share of common stock.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $52.12

Form or Registration No.: Schedule 14A

Filing Party: West Metro Financial Services, Inc.

Date Filed: October 15, 2004

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by West Metro Financial Services, Inc., a Georgia corporation and registered bank holding company (“West Metro”), J. Michael Womble, Johnny L. Blankenship, William A. Carruth, Jr., Harold T. Echols, John F. Hall, Kathy Hulsey, G. Wayne Kirby, Claude K. Rainwater, James C. Scott, Jr., Joey Tidwell in connection with the proposed merger (the “merger”) of West Metro Facilitation, Inc., a newly-formed, wholly-owned subsidiary of West Metro (“merger subsidiary”), with and into West Metro, with West Metro being the surviving corporation following the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of August 26, 2004 (the “merger agreement”), between West Metro and merger subsidiary.

Subject to the terms of the merger agreement, (i) each share of West Metro’s common stock, par value $1.00 per share (“West Metro common stock”), held of record by a stockholder who owns, at the effective time of the merger, 450 or fewer shares of West Metro common stock, will be converted into the right to receive $11.75 in cash from West Metro, and (ii) each share of West Metro common stock held of record by a stockholder who owns, at the effective time of the merger, more than 450 shares of West Metro common stock, will not be effected by the merger and will remain a validly issued and outstanding share of West Metro common stock after the merger.

This Schedule 13E-3 is being filed with the SEC concurrently with Amendment No. 3 a preliminary proxy statement (“Proxy Statement”) filed by West Metro pursuant to Regulation 14A under the Exchange Act pursuant to which the holders of the West Metro common stock will be given notice of a special meeting of stockholders of West Metro (the “special meeting”) and will be asked to approve the merger agreement, and to transact any other business properly brought before the special meeting. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto is hereby expressly incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in this Proxy Statement and the schedules, exhibits, appendices and annexes thereto. A copy of the merger agreement is attached as Appendix A to the Proxy Statement filed by West Metro contemporaneously herewith. The Proxy Statement is listed as Exhibit (a)(1) and incorporated by reference.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET

Item 1001

The information set forth in the Proxy Statement under “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

Item 1002

(a) Name and Address. The name of the company is West Metro Financial Services, Inc. The address of the principal executive offices of the company is 68 First National Drive, Dallas, Georgia 30157. West Metro is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The information set forth in the Proxy Statement under “Summary Term Sheet – The Companies” and “The Parties” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under “Summary Term Sheet – Shares Entitled to Vote; Quorum and Vote Required” and “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required” is incorporated herein by reference.

(c)-(d) Trading Market and Price; Dividends. The information set forth in the Proxy Statement under “Common Stock and Dividend Information – Per Share Market Prices and Dividend Information” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under “Common Stock and Dividend Information – West Metro Common Stock Purchase and Sale Information” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003

(a) Name and Address. The information set forth under “Notice of Special Meeting of Stockholders,” “Summary Term Sheet – The Companies” and “The Parties – Directors and Executive Officers of West Metro” is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the proxy statement under “The Parties – Directors and Executive Officers of West Metro” is incorporated herein by reference.

During the last five years, neither West Metro nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of West Metro is a citizen of the United States of America.

ITEM 4.	TERMS OF THE TRANSACTION

Item 1004

(a) Material Terms. The following information is incorporated by reference from the Proxy Statement: “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Purpose and Reasons for the Merger,” “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Effect of the Merger on Stockholders,” “Special Factors – Anticipated Accounting Treatment,” “Special Factors – Certain U.S. Federal Income Tax Consequences,” and “The Merger Agreement – Conversion of Shares in the Merger.”

(c) Different Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Effect of the Merger on Stockholders,” and “The Merger Agreement – Conversion of Shares in the Merger” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “Summary Term Sheet – Appraisal Rights of Stockholders” and “Special Factors – Appraisal Rights of West Metro Stockholders” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(a) Transactions. From January of 2003 through August of 2004, certain directors and officers of West Metro and its wholly-owned subsidiary First National Bank West exercised outstanding warrants to acquire share of West Metro common stock. The following table sets forth (i) the names of the individual officers and directors of West Metro, (ii) the dates of the transactions, and (iii) the number of shares of West Metro common stock purchased.

WEST METRO FINANCIAL SERVICES, INC.

STOCK TRANSACTIONS

DATE	# OF SHARES	PURCHASER	PRICE PER SHARE
09/10/2002	15,000	Joey Tidwell	$10.33
07/16/2003	1,000	William Carruth, Jr.	$10.50
09/05/2003	400	John Hall - “George H. Hall Family Partnership, L.P.”	$10.50
09/17/2003	800	William Carruth, Jr.	$10.00
01/22/2004	1,000	John Hall - “George H. Hall Family Partnership, L.P.”	$11.00
01/22/2004	4,000	John Hall	$11.00
03/08/2004	2,500	J. Michael Womble	$11.10
03/08/2004	2,500	William Carruth, Jr.	$11.10
08/09/2004	1,500	J. Michael Womble	$11.10

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under “Special Factors – Background of the Merger,” and “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” and “Special Factors – Conduct of West Metro’s Business After the Merger” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. Since 2001, West Metro has granted qualified and nonqualified stock options to certain key employees of West Metro and its subsidiary bank. The following table shows each persons holdings and voting schedule as of the date of the filing of this Schedule 13E-3:

Name	Option Shares	Type of Option	Grant Date	Vesting
J. Michael Womble	21,000	Non-Qualified Stock Option	3/25/2003	3 Years
J. Michael Womble	3,000	Non-Qualified Stock Option	5/22/2003	3 Years
John F. Hall	15,000	Incentive Stock Option	5/22/2003	3 Years
Steve Chatham	15,000	Incentive Stock Option	5/22/2003	3 Years
Kathy Hulsey	10,000	Incentive Stock Option	5/22/2003	4 Years
John Fasick	10,000	Incentive Stock Option	5/22/2003	5 Years
J. Michael Womble	3,000	Non-Qualified Stock Option	1/15/2004	3 Years
John Hall	2,000	Incentive Stock Option	1/15/2004	3 Years
Bonnie Palmer	1,000	Incentive Stock Option	1/15/2004	3 Years
Total Shares Granted	80,000

In consideration of the substantial effort and financial risk incurred by each of the organizing directors, each received a warrant to purchase a number of shares of common stock equal to the number of shares he or she purchased in the initial offering, up to an aggregate maximum of 300,000 shares. The following warrants vest over a three year period beginning from the first anniversary of the opening of the Bank. The following shows each director’s warrant ownership:

J. Michael Womble	150,000 shares	Gilbert W. Kirby	15,000
Johnny R. Blankenship	30,000 shares	Charles K. Rainwater	15,000
William A. Carruth, Jr.	50,000 shares	James C. Scott, Jr.	25,000
Harold T. Echols	15,000 shares

West Metro has adopted the West Metro Financial Services, Inc. 1991 Stock Option Plan (the “Plan”) which covers 113,000 shares of West Metro common stock, and is intended to qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended. The Plan is administered by the board of directors and provides for granting of options to purchase shares of West Metro common stock to the officers and other key employees of West Metro and its wholly-owned subsidiary, First National Bank West Metro. Options will be exercisable on such terms as may be determined by the body administering the Plan, but in any event, options intended to quality as incentive stock options will be exercisable no later than ten (10) years after the date of grant.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006

(b) Use of Securities Acquired. The shares of West Metro common stock converted in the merger into the right to receive $11.75 in cash will, after the merger, be included in West Metro’s authorized but unissued shares and would be available for issuance in the future.

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Conduct of West Metro’s Business After the Merger,” “Special Factors – Certain Effects of the Merger,” “Common Stock and Dividend Information – Per Share Market Prices and Dividend Information” and “The Merger Agreement” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013

(a) Purposes. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” and “Special Factors – Purpose and Reasons for the Merger” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “Special Factors – Background of the Merger” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” and “Special Factors – Purpose and Reasons for the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “Special Factors Certain Effects of the Merger,” “Special Factors – Effect of the Merger on Stockholders,” “Special Factors – Certain U.S. Federal Income Tax Consequences,” and “Special Factors – Conduct of West Metro’s Business After the Merger” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

Item 1014

(a)-(e) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Purpose and Reasons for the Merger,” “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(f) Other Offers. Not applicable.

ITEM 9.	REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

Item 1015

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report; Opinion or Appraisal. The information set forth in the Proxy Statement under “Summary Term Sheet – Opinion of Financial Advisor”, “Special Factors – Background of the Merger,” “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal,” and “Special Factors – Opinion of Financial Advisor,” to the Proxy Statement is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Proxy Statement under “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under “Summary Term Sheet – Source of Funds for the Merger,” “Special Factors – Certain Effects of the Merger – Financial Effects of the Merger; Financing of the Merger” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under “Special Factors – Fees and Expenses,” and “Unaudited Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Proxy Statement under “Summary Term Sheet – Source of Funds for the Merger” and “Special Factors – Certain Effects of the Merger – Financial Effects of the Merger; Financing of the Merger” is incorporated herein by reference.

ITEM 11.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under “The Parties — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under “Common Stock and Dividend Information –– West Metro Common Stock Purchase and Sale Information” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Item 1012

(d)-(e) Intent to Tender or Vote in a Going Private Transaction; Recommendation of Others. The information set forth in the Proxy Statement under “Summary Term Sheet – Members of West Metro’s Management are Expected to Vote Their Shares for Approval of the Merger” and “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

Item 1010

(a) Financial Information.

(1) The audited financial statements are included with and incorporated in the Proxy Statement from West Metro’s Annual Report on Form 10-KSB for the year ended December 31, 2003. The information in the Proxy Statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

(2) West Metro’s unaudited financial statements for the six months ended June 30, 2004 are included with and incorporated in the Proxy Statement. The information in the Proxy Statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

(3) Management has reviewed the requirements for disclosure of a ratio of earnings to fixed charges and has determined that disclosure is not required because the Company does not have any “fixed charges” within the meaning of Item 503(d) of Regulation S-K.

(4) West Metro’s book value per share as of the most recent balance sheet presented is $9.68 as of June 30, 2004. West Metro’s unaudited financial statements for the six months ended June 30, 2004 are included with and incorporated in the Proxy Statement.

(b) Pro forma Information. The information set forth in the Proxy Statement under “Summary Financial Information – Summary Unaudited Pro Forma Financial Information” and “Unaudited Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under “The Special Meeting –– Solicitation of Proxies” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Item 1016

(a)(i) Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed with the SEC on November 23, 2004 (incorporated herein by reference).

(a)(ii) Current Report on Form 8-K filed by West Metro on August 30, 2004 (incorporated herein by reference).

(c) Valuation Opinion of Burke Capital Group, dated August 10, 2004 (incorporated by reference to Exhibit(c) of the Schedule 13E-3, SEC file no. 005-80090, filed on October 15, 2004).

(d)(i) Agreement and Plan of Merger, dated as of August 26, 2004, by and between West Metro and merger subsidiary (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(ii) West Metro Financial Services, Inc. 1991 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d)(iii) Form of Non-Qualified Option and form of Incentive Stock Option (incorporated herein by reference to Exhibit 10.5 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d)(iv) Form of West Metro Financial Services, Inc. Organizers’ Warrant Agreement (incorporated herein by reference to Exhibit 10.3 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d)(v) Employment Agreement dated as of June 1, 2001 by and among First National Bank West Metro (In Organization), West Metro Financial Services, Inc. and J. Michael Womble (incorporated herein by reference to Exhibit 10.6 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d)(vi) Employment Agreement dated as of June 29, 2001 by and among First National Bank West Metro (In Organization), West Metro Financial Services, Inc. and Kathy Hulsey (incorporated herein by reference to Exhibit 10.7 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d)(vii) Amended Employment Agreement dated as of January 1, 2004 by and among First national Bank West Metro, West Metro Financial Services, Inc. and J. Michael

Womble (incorporated herein by reference to Exhibit 10.8 of the Annual Report on Form 10-KSB, File No. 333-67494 on March 30, 2004).

(d)(viii) Employment Agreement dated as of March 4, 2004 by and among First National Bank West Metro, West Metro Financial Services, Inc. and Steve Chatham (incorporated herein by reference to Exhibit 10.9 of the Annual Report on Form 10-KSB, File No. 333-67494 on March 30, 2004).

(d)(ix) Employment Agreement dated as of February 10, 2004 by and among First National Bank West metro, West Metro Financial Services, Inc. and John F. Hall (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form10-KSB, File No. 333-67494 on March 30, 2004).

(f) Title 14, Article 13 of the Georgia Business Corporation Code (incorporated herein by reference to Appendix B to the Proxy Statement).

(g) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WEST METRO FINANCIAL SERVICES, INC.

By:	/s/ J. Michael Womble
J. Michael Womble, President

WEST METRO FACILITATION, INC.

By:	/s/ J. Michael Womble
J. Michael Womble, President

By:	/s/ Johnny L. Blankenship
Johnny L. Blankenship

By:	/s/ William A. Carruth, Jr.
William A. Carruth, Jr.

By:	/s/ Harold T. Echols
Harold T. Echols

By:	/s/ John F. Hall
John F. Hall

By:	/s/ Kathy Hulsey
Kathy Hulsey

By:	/s/ G. Wayne Kirby
G. Wayne Kirby

By:	/s/ Claude K. Rainwater
Claude K. Rainwater

By:	/s/ James C. Scott, Jr.
James C. Scott, Jr.

By:	/s/ Joey Tidwell
Joey Tidwell

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed with the SEC on November 23, 2004 (incorporated herein by reference).

(a)(ii)	Current Report on Form 8-K filed by West Metro on August 30, 2004 (incorporated herein by reference).

(c)	Valuation Opinion of Burke Capital Group, dated August 10, 2004 (incorporated by reference to Exhibit(c) of the Schedule 13-E, SEC file no. 005-80090 filed on October 15, 2004).

(d)(i)	Agreement and Plan of Merger, dated as of August 26, 2004, by and between West Metro and merger subsidiary (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(ii)	West Metro Financial Services, Inc. 1991 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d)(iii)	Form of Non-Qualified Option and form of an Incentive Stock Option (incorporated herein by reference to Exhibit 10.5 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d)(iv)	Form of West Metro Financial Services, Inc. Organizers’ Warrant Agreement (incorporated herein by reference to Exhibit 10.3 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d)(v)	Employment Agreement dated as of June 1, 2001 by and among First National Bank West Metro (In Organization), West Metro Financial Services, Inc. and J. Michael Womble (incorporated herein by reference to Exhibit 10.6 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d)(vi)	Employment Agreement dated as of June 29, 2001 by and among First National Bank West Metro (In Organization), West Metro Financial Services, Inc. and Kathy Hulsey (incorporated herein by reference to Exhibit 10.7 of the Registration Statement on Form SB-2, File No. 333-67494 on August 14, 2001).

(d	)(vii)	Amended Employment Agreement dated as of January 1, 2004 by and among First national Bank West Metro, West Metro Financial Services, Inc. and J. Michael Womble (incorporated herein by reference to Exhibit 10.8 of the Annual Report on Form 10-KSB, File No. 333-67494 on March 30, 2004).

(d	)(viii)	Employment Agreement dated as of March 4, 2004 by and among First National Bank West Metro, West Metro Financial Services, Inc. and Steve Chatham (incorporated herein by reference to Exhibit 10.9 of the Annual Report on Form 10-KSB, File No. 333-67494 on March 30, 2004).

(d	)(ix)	Employment Agreement dated as of February 10, 2004 by and among First National Bank West metro, West Metro Financial Services, Inc. and John F. Hall (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-KSB, File No. 333-67494 on March 30, 2004).

(f	)	Title 14, Article 13 of the Georgia Business Corporation Code (incorporated herein by reference to Appendix B to the Proxy Statement).

(g	)	Not applicable.